Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

March 29, 2022
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attention: Holly Hunter-Ceci, Esq.

Re:     Global X Funds
File No. 333-151713, 811-22209

Dear Ms. Hunter-Ceci:
On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X Green Building ETF (the “Fund”), included in Post-Effective Amendment No. 664 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on March 7, 2022 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 21, 2022, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

1. Comment: Please file the Registrant’s written response to the Staff’s comments as correspondence on EDGAR at least five days prior to the effective date of the Amendment. Unless stated otherwise, comments apply to the same or related disclosure throughout the Registration Statement. Where a reply contemplates revised disclosure, please include the proposed new language in the correspondence. If corresponding changes will not be made throughout the disclosure, please identify and explain any exceptions. Please provide all missing or bracketed information from the 485(a) filing with the response letter to these comments. The Staff notes that the Fund and the Adviser are responsible for the adequacy and accuracy of the disclosures, notwithstanding any review, comment or action of the Staff.

Response: The Registrant acknowledges the comment. The Registrant confirms that it will file its responses to the Staff’s comments at least 5 business days prior to the Amendment’s effectiveness. The Registrant will include any proposed disclosure changes in such correspondence and/or explain any

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
March 29, 2022

exceptions. In addition, the Registrant will complete all bracketed and missing information not included herein in the filing to be made pursuant to Rule 485(b) under the Securities Act.

2. Comment: Please add the Fund’s ticker symbol with its series and class identifier on EDGAR and substitute the appropriate ticker symbol for the current placeholder on the cover page of the Fund's Prospectus and Statement of Additional Information ("SAI").

Response: The Registrant has updated the Fund’s Registration Statement and has updated its series and class identifier on EDGAR with the Fund’s ticker symbol.

FEES AND EXPENSES

3. Comment: Please provide the Staff with a completed copy of the fee table and expense example prior to the effectiveness of the post-effective amendment to the Fund’s Registration Statement. In addition, please include an explanation of how the Registrant estimated “Other Expenses” and why such estimate was reasonable.

Response: The Registrant has completed the Fund’s fee table and expense example, which are included below. Regarding “Other Expenses” and how the Registrant determined the estimated “Other Expenses” were reasonable, pursuant to the unitary expense arrangement described in “FUND MANAGEMENT – Investment Adviser,” the management fee will cover the cost of investment advisory, supervisory and administrative services. In addition, the Adviser will pay all costs of various third-party services required by the Fund, including audit, certain custody, portfolio accounting, legal, transfer agency and printing costs. The Adviser does not currently anticipate that the Fund would incur expenses that would not be covered by the unitary fee and that would amount to the threshold for disclosure in the fee table. The Fund submits that the basis for this estimate is similar to its estimates used for recent funds launched by the Registrant.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees:	0.45%
Distribution and Service (12b-1) Fees:	None
Other Expenses:[1]	0.00%
Total Annual Fund Operating Expenses:	0.45%
1 Other Expenses are based on estimated amounts for the current fiscal year.

Example: The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling Shares of the Fund in the secondary market. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
March 29, 2022

One Year	Three Years
$46	$144

PRINCIPAL INVESTMENT STRATEGIES

4. Comment: Please provide the Staff with a model portfolio identifying each constituent, its index weight, country and sector exposures. With respect to the top 15 constituents, please briefly explain how each constituent meets the Underlying Index criteria.

Response: Please find attached the requested information.

5. Comment: The Staff notes the inclusion of “Securities Lending Risk” in the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS”. Please include a corresponding discussion in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”.

Response: The Registrant has updated the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows in response to the comment:

The Fund invests at least 80% of its total assets, plus borrowings for investments purposes (if any), in the securities of the ~~[~~Solactive Green Building Index~~]~~ (the "Underlying Index") and in American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs") based on the securities in the Underlying Index. The Fund's 80% investment policy is non-fundamental and requires 60 days prior written notice to shareholders before it can be changed. The Fund may lend securities representing up to one-third of the value of the Fund’s total assets (including the value of the collateral received).

6. Comment: With respect to the second sentence in the second paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please consider replacing “will include” with “consists of” or explain why “will include” is preferable.

Response: The Registrant has updated the second sentence in the second paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” of the Fund’s Prospectus as follows:

Specifically, the Underlying Index ~~will include~~ consists of securities issued by “Green Building Companies” as defined by Solactive AG, the provider of the Underlying Index (the "Index Provider").

7. Comment: With respect to the first bullet point titled “Green Building Development” in the second paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please disclose examples of “reputable green building certification standards”. Please supplementally explain to the Staff how the Index Provider determines that these standards are “reputable”.

Response: The Registrant has updated the first bullet point titled “Green Building Development” in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows in response to the Staff’s comment:

Green Building Development: Companies that design, construct, redevelop, or retrofit properties that meet reputable green building certification standards. The Index Provider utilizes ESG (Environmental,

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
March 29, 2022

Social and Governance) data provider Sustainalytics for its assessment of reputable green building certification standards. As of April 1, 2022 examples of green building certification standards that Sustainalytics has identified as reputable currently include LEED, BREEAM, Greenstar, DGNB, CASBEE, and Verde.

In addition, the Registrant notes that when evaluating the reputability of green certification standards, Sustainalytics seeks to ensure alignment with international standards and market expectations, including the UN Sustainable Development Goals, the Green and Social Bond Principles, and other market accepted documentation. Generally speaking, “green” building certification standards verify that a building has met certain environmental, energy, human health, and other standards in its design, construction, and operation.

8. Comment: With respect to the second bullet point titled “Green Building Management” in the second paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please disclose examples of “green certifications”. In addition, please supplementally describe to the Staff how the Index Provider determines that these are “green”.

Response: Please see the response to Comment #7 above.

9. Comment: With respect to the third bullet point titled “Green Building Technologies & Materials” in the second paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please describe with more particularity the types of products or services that increase a building’s energy efficiency. Please also more closely tie products or services that increase energy efficiency to green buildings.

Response: The Registrant has updated the third bullet point titled “Green Building Technologies & Materials” as follows:

Green Building Technologies & Materials: Companies that provide products/services that increase the energy efficiency of residential, commercial, or public buildings. This includes products/services such as insulation and building envelopes, controls and displays for heating, cooling, lighting and home automation, HVAC, energy management services, windows, doors, elevators, etc. These products and services help residential, commercial and/or public buildings to reduce or eliminate negative impacts on the natural environment and/or to create positive impacts on the natural environment, which improves the environmental footprint of a building and makes it more “green” across measures such as energy efficiency, water usage, carbon emissions, and overall environmental impact.

10. Comment: If it is expected that the Fund will be invested in specific segments of the real estate market for example, residential, offices or hotels please consider the need for specific corresponding risk disclosure.

Response: The Registrant does not expect that the Fund will be invested in specific segments of the real estate market.

11. Comment: The SAI states that the Fund may invest up to 20% of its assets in futures, options, and swaps to help track the Underlying Index. Please add corresponding disclosure to the Fund’s Prospectus or explain why such disclosure is not appropriate.

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
March 29, 2022

Response: The Fund does not intend on investing in derivatives as part of its principal investment strategies. However, the Fund has updated the second paragraph in the section of its Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND” as follows:

In addition, the Fund may also invest in equity index futures for cash flow management purposes and as a portfolio management technique. The Fund may sell securities that are represented in its Underlying Index in anticipation of their removal from such Underlying Index or purchase securities not represented in its Index in anticipation of their addition to such Underlying Index. The Fund's investment objective and its Underlying Index may be changed without shareholder approval upon at least 60 days prior written notice to shareholders.

SUMMARY OF PRINCIPAL RISKS

12. Comment: With respect to the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS”, please consider whether risks related specifically to green building should be included. For example, please consider whether it is appropriate to include risks like the cost of obtaining certifications, changing regulations, uncertainties about how the industry may evolve and so forth. Please also consider whether risks related to the Index Provider’s identification of companies as “green” should be included such that the Underlying Index might not be exposed to “green building” and that as a result the Fund’s performance might not reflect “green building” companies.

Response: The Registrant has added the following risk factor disclosure to the sections of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS”

Associated Risks Related to Investing in Green Building Companies: Green Building companies are exposed to the risks specific to the real estate market as well as the risks that relate specifically to the way in which Green Building companies are utilized and operated. Green Building companies may be affected by unique supply and demand factors that do not apply to other real estate sectors, such as changes in demand for energy efficient technology and materials. Green Building companies may be significantly affected by changes in government spending or regulation, zoning laws, interest rates, taxation, and real estate market trends. Green Building companies typically engage in significant amounts of spending on research and development and could face risks associated with higher building costs, availability of construction materials, and the effort associated with securing and maintaining third-party certifications. Green Building companies typically face intense competition and potentially rapid product obsolescence and are also heavily dependent on intellectual property rights and may be adversely affected by loss or impairment of those rights. Green Building companies may be concentrated in a particular country or region, and any adverse event affecting one of these countries or regions could have a negative impact on Green Building companies.

13. Comment: With respect to the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Concentration Risk - Risks Related to Investing in the Equity Real Estate Investment Industry” the Staff notes that risks relating to real estate investing are discussed in multiple places. Please consider consolidating the risk disclosures to avoid unnecessary repetition.

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
March 29, 2022

Response: The Registrant has revised the risk factor titled “Risks Related to Investing in the Real Estate Sector” to include a cross-reference to the risk factor titled “Asset Class Risk – Real Estate Stocks and Real Estate Investment Trusts (REITs) Investment Risk” as shown below:

Risks Related to Investing in the Real Estate Sector: The real estate sector includes real estate companies focused on commercial and residential real estate development, sales, operations, and services, as well as real estate investment trusts (“REITs”). ~~Real estate is highly sensitive to general and local economic conditions and developments and characterized by intense competition and periodic overbuilding. Many real estate companies utilize leverage (and some may be highly leveraged), which increases risk and could adversely affect a real estate company's operations and market value in periods of rising interest rates.~~ For more information, see Asset Class Risk - Real Estate Stocks and Real Estate Investment Trusts (REITs) Investment Risk in the SUMMARY OF PRINCIPAL RISKS and A FURTHER DISCUSSION OF PRINCIPAL RISKS sections of the Prospectus.

BUYING AND SELLING FUND SHARES

14. Comment: With respect to the fourth paragraph in the section of the Fund’s Prospectus titled “BUYING AND SELLING FUND SHARES” please revise the disclosure to add Juneteenth National Independence Day.

Response: The Registrant has revised the section of the Fund’s Prospectus titled “BUYING AND SELLING FUND SHARES” as shown below:

The Fund is listed on a national securities exchange, which is open for trading Monday through Friday and is closed on weekends and the following holidays, as observed: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Juneteenth National Independence Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

SUMMARY OF PRINCIPAL RISKS AND A FURTHER DISCUSSION OF PRINCIPAL RISKS

15. Comment: With respect to the inclusion of the risk factor titled “Cash Transaction Risk” in the sections of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS”, please confirm that the Fund is expecting to effect a significant portion of its creation and redemptions in cash rather than in-kind. If so, please supplementally explain why the Fund intends to effect its creations and redemptions for cash rather than in-kind.

Response: The Registrant has removed the risk factor titled “Cash Transaction Risk” from the sections of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS”.

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
March 29, 2022

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,
                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.